File No. 82-3929

RECEIVED
2008 OCT 27 A 11:31

FNC

08005591

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823
www.fancampexplorationltd.ca

SUPPL

FANCAMP ANNOUNCES CLOSING OF SECOND TRANCHE OF FINANCING

October 20, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): Fancamp Exploration Ltd. is pleased to announce the closing of a non-brokered private placement of $250,000 through the sale of 500,000 flow-through units (the "FT Units") at $0.50 per FT Unit and $50,000 through the sale of 100,000 non flow-through units (the "Non FT Units") at $0.50 per Non FT Unit. Each FT Unit consists of one flow-through common share and one-half of one non flow-through share purchase warrant (the "Warrants"). Each Non FT Unit consists of one common share and one half of one non flow-through share purchase warrant (the "Warrants"). All whole Warrants are exercisable at a price of $0.75 per share until October 17, 2010, subject to earlier forced acceleration in the event the Company's shares close at a price of $1.00 per share or more for 30 consecutive trading days after the four month hold expires. The flow-through and non flow-through shares are subject to a four month hold period expiring on February 18, 2009.

A finder's fee of 8% in cash and 10% in options for Units will be paid to eligible finders in relation to this financing.

PROCESSED
OCT 29 2008
THOMSON REUTERS

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END